Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Advaxis, Inc. (a development stage company) on Form S-8 of our report dated February 13, 2013 (except for Note 17, as to which the date is July 12, 2013, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern with respect to our audit of the financial statements of Advaxis, Inc. (a development stage company) as of October 31, 2012 and for the year then ended appearing in the Amendment No. 2 to Registration Statement (333-188637) on form S-1 of Advaxis, Inc. filed with the SEC on October 15, 2013.

/s/ Marcum llp

New York, NY

December 20, 2013